                                                                    EXHIBIT 12.2

                        SECURITY CAPITAL PACIFIC TRUST
          COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED SHARE DIVIDENDS

                         (Dollar amounts in thousands)

                                  (Unaudited)

                                                         Three Months Ended
                                                              March 31,                Twelve Months Ended December 31,
                                                         -------------------   -----------------------------------------------
                                                          1998        1997     1997 (1)    1996       1995     1994      1993
                                                         -------     -------   -------   --------   --------  -------  -------
Earnings from operations.................................$29,299     $20,276   $24,686   $ 94,089   $ 81,696  $46,719  $23,191
Add:
  Interest expense....................................... 15,623      13,961    61,153     35,288     19,584   19,442    3,923
                                                         -------     -------   -------   --------   --------  -------  -------
Earnings as adjusted.....................................$44,922     $34,237   $85,839   $129,377   $101,280  $66,161  $27,114
                                                         =======     =======   =======   ========   ========  =======  =======
Combined fixed charges and Preferred Share dividends:
  Interest expense.......................................$15,623     $13,961   $61,153   $ 35,288   $ 19,584  $19,442  $ 3,923
  Capitalized interest...................................  5,214       4,427    17,606     16,941     11,741    6,029    2,818
                                                         -------     -------   -------   --------   --------  -------  -------
    Total fixed charges..................................$20,837     $18,388   $78,759   $ 52,229   $ 31,325  $25,471  $ 6,741
                                                         =======     =======   =======   ========   ========  =======  =======
  Preferred Share dividends..............................  4,712       5,035    19,384     24,167     21,823   16,100    1,341
                                                         -------     -------   -------   --------   --------  -------  -------
Combined fixed charges and Preferred Share dividends.....$25,549     $23,423   $98,143   $ 76,396   $ 53,148  $41,571  $ 8,082
                                                         =======     =======   =======   ========   ========  =======  =======
Ratio of earnings to combined fixed charges and
  Preferred Share dividends..............................    1.8         1.5       0.9        1.7        1.9      1.6      3.4
                                                         =======     =======   =======   ========   ========  =======  =======

--------------

(1) Earnings from operations for 1997 includes a one-time, non-cash charge of $71.7 million associated with costs incurred in acquiring the management companies from an affiliate. Accordingly, earnings from operations were insufficient to cover combined fixed charges and Preferred Share dividends by $12.3 million. Excluding this charge, the ratio of earnings to combined fixed charges and Preferred Share dividends for the year ended December 31, 1997 would be 1.6.

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